SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

April 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

Class A 3,672,900; Class B 397,100

	8.	SHARED VOTING POWER

-0-

	9.	SOLE DISPOSITIVE POWER

Class A 3,672,900; Class B 397,100

	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,672,900;  Class B 397,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.60%; Class B 7.12%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 4.	PURPOSE OF TRANSACTION

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On April 7, 2014, the Filing Person decided to offer a closing bonus to any property and casualty insurance company or other third party who completes a successful purchase of the Issuer, subject to definitive terms to be agreed to with the purchaser. The Filing Person plans to approach at least 18 property and casualty insurance companies to discuss their interest in acquiring the Issuer via a merger or affiliation with Donegal Mutual Insurance Company. The Filing Person expects the amount of the closing bonus to be between $5 million and $20 million, depending on terms to be negotiated.

On April 7, 2014, the Filing Person issued the Press Release that is furnished as Exhibit 99.1 hereto.

ITEM 5.	INTERESTS IN THE SECURITIES OF THE ISSUER

ITEM 5 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a)	See rows 11 and 13 of the cover page hereto.

(b)	See rows 7, 8, 9, and 10 of the cover page hereto.

(c)	Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Press Release issued by the Filing Person on April 7, 2014

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 7, 2014

/s/ Gregory M. Shepard

Gregory M. Shepard